Exhibit 99.2

Notice of Extraordinary General Meeting of Shareholders of Kaspi.kz

The Board of Directors of JSC Kaspi.kz (Nasdaq: KSPI) hereby announces the Extraordinary General Meeting of Shareholders of JSC Kaspi.kz will be held on 09 September 2026 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

If a quorum is not met, a repeated General Meeting of Shareholders will be held on 10 September 2026 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

Agenda of the Extraordinary General Meeting of Shareholders:

1.
Approval of the agenda;

Standard EGM item, under the law of the Republic of Kazakhstan.

2.
Payment of dividends on common shares of JSC Kaspi.kz and approval of the amount of dividend per common share.

The Board of Directors recommends 1 000 KZT dividend per common share for approval by the shareholders.

The proposed record date of shareholders list for dividends is 08 September 2026.

The list of shareholders entitled to participate in the Extraordinary General Meeting of Shareholders will be determined based on the shareholder register of JSC Kaspi.kz as at 06 August 2026.

For further information

David Ferguson, david.ferguson@kaspi.kz

+44 7427 751 275